UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2025

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of Chief Financial Officer

On December 18, 2025, the board of directors of WF Holding Limited (the “Company”) appointed Ka Hei Cheung as the Chief Financial Officer of the Company. Below is a description of the background of Mr. Cheung.

Since July 2019, Mr. Cheung has served as Account Manager at Furniweb Holdings Limited, an investment holding company listed on the Hong Kong Stock Exchange with subsidiaries principally engaged in the manufacturing and sales of elastic textiles, webbing and rubber tape related products, and energy efficiency businesses. Prior to that, he served as Account Manager at China Grand Pharmaceutical and Healthcare Holdings Limited, an international pharmaceutical company listed on the Hong Kong Stock Exchange, from June 2017 to April 2019. He also previously served as an Accountant at China Fiber Optic Network System Group Limited from July 2014 to May 2017, an Assistant Accountant at Sing Pao Media Enterprises Limited from May 2011 to June 2014, an Audit Assistant at S. Y. Yang & Company from July 2008 to May 2011 and as a Junior Accountant at CLL C.P.A. Limited from November 2006 to July 2008. Mr. Cheung received a BBA in Accounting from The Open University Of Hong Kong.

Mr. Cheung was appointed until his successor is duly elected and qualified. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which Mr. Cheung was selected as Chief Financial Officer. No family relationship exists between Mr. Cheung and any of the Company’s directors and executive officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025	WF HOLDING LIMITED

/s/ Chee Hoong Lew
	Name :	Chee Hoong Lew
	Title:	Chief Executive Officer

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